EXHIBIT 99.1

HEXO Corp. reports third quarter fiscal 2020 financial results; Net Revenue Up 30% to $22.1 Million, Improved Operational Performance

Key Operating Highlights

  Gross Revenue increased 30% to $30.9M from $23.8M in Q2
  Net Revenue increased 30% to $22.1M from $17.0M in Q2
  Adult-use grams and gram equivalents sold increased 42% to 9,338 kg compared to Q2
  Gross Margins increased to 40%
  Operating expenses decreased to $26.8M
  Closed $46M public offering to enhance liquidity
  Adjusted EBITDA improved to ($4.3M) from ($8.5) in Q2; tracking towards positive adjusted EBITDA in the first half of fiscal 2021
  Announced expanded partnership with Molson Coors to explore US CBD market in Colorado

OTTAWA, June 11, 2020 (GLOBE NEWSWIRE) -- HEXO Corp. (TSX: HEXO; NYSE: HEXO) (“HEXO” or the "Company") today reported its financial results for the third quarter fiscal 2020 ended April 30, 2020. All amounts are expressed in Canadian dollars unless otherwise noted.

“I’d like to take this opportunity to thank the HEXO team who has worked tirelessly during the COVID 19 pandemic to keep the doors open and ensure the safety of our employees and our customers.  We could not do this without you, we recognize and appreciate your efforts.  It’s thanks to your hard work that we closed the third quarter delivering on our financial goals, even in the face of adversity,” said Sebastien St-Louis, CEO and co-founder of HEXO.

Operational and Financial Highlights

	For the three months ended			For the nine months ended
Income Statement Snapshot (in millions)	April 30, 2020	January 31, 2020	April 30, 2019	April 30, 2020	April 30, 2019
	$	$	$	$	$
Revenue from sale of goods	30.9	23.8	15.9	74.0	38.7
Excise taxes	(8.8)	(6.9)	(3.0)	(20.5)	(6.8)
Net revenue from sale of goods	22.1	17.0	13.0	53.5	32.0
Ancillary revenue	0.1	0.1	0.1	0.1	0.2
Gross margin before fair value adjustments	8.8	5.7	6.4	18.9	16.2
Gross margin	5.7	(7.9)	21.8	(23.3)	40.7
Operating expenses	(26.8)	(281.5)	(24.1)	(347.9)	(64.6)
Loss from operations	(21.1)	(289.4)	(2.2)	(371.1)	(23.9)
Other income/(expenses and losses)	1.5	(8.8)	(5.5)	(12.8)	(1.0)
Net loss before tax	(19.5)	(298.2)	(7.8)	(384.0)	(24.9)
Tax recovery	–	–	–	6.0	–
Total Net loss	(19.5)	(298.2)	(7.8)	(377.9)	(24.9)

Third Quarter 2020 Highlights

Gross revenue increased 30% to $30.9M from $23.8M in Q2’20, and from $15.9M in Q3’19.  Net revenue increased 30% to $22.1M from $17.0M in Q2’20, and from $13.0M in Q3’19.

Adult-use cannabis gross revenue in Q3’20 increased 30% to $29.8M from $23.0M in Q2’20, and from $14.6M in Q3’19.  The primary driver of the increase in sales during the quarter was the increase in sales from Original Stash.  Newly launched products such as hash and oil extract drops also contributed to overall adult-use sales growth.  Adult use sales volume in Q3’20 increased 42% to 9,338 kg from 6,579 kg sold in Q2’20.

	Q3’20	Q2’20	Q1’20	Q4’19	Q3’19
Shipped Revenue (in millions)	$31.7	$24.4	$20.2	$22.8	$14.6
Less: price concessions	(1.1)	(0.2)	(1.2)	(2.8)	–
Less: provision for sales returns	(0.9)	(1.2)	(0.7)	(1.0)	–
Revenue from sale of adult-use cannabis	29.8	23.0	18.3	19.0	14.6
Excise taxes	(8.7)	(6.7)	(4.7)	(4.9)	(2.7)
Net revenue from sale of adult-use cannabis	$21.0	$16.3	$13.6	$14.1	$11.9

Gross margin before fair value adjustments for Q3’20 increased 7% to $8.8M or 40% of net revenue from sale of goods, compared with $5.7M or 33% in the prior quarter. Increase in gross margin was driven by a decreased production costs through increased efficiencies, automation of packaging activities, and selection of strains which resulted in decreased labour costs.  While the Company expect to see fluctuations in gross margins over the next few quarters as new products are introduced and the Belleville facility ramps up, this success demonstrates that HEXO is tracking towards its goal of a 40% gross margin across their product portfolio.

The Company incurred a write down on inventory of $0.2M compared with $16.1M during Q2’20.  HEXO has shifted their strains to those in demand by consumers and focused on creating 2.0 products to utilize trim. These internal production gains mean that we have not had to access inferior 3rd party product.

Operating expenses decreased to $26.8M compared with $281.5M in Q2’20, and from $46.9M  in Q4’19.  Included in operating expenses, are certain expenses which management believes are expenses that are non-recurring or non-cash and related to significant changes in market conditions.   Included in these expenses are:

  Restructuring costs – During the quarter the Company incurred restructuring costs in the amount of $0.9M, compared with $0.3M in Q2’20, associated to the rightsizing of operations.  These costs are not expected to continue.
  Impairments of property, plant and equipment and intangible assets – In the prior quarter after completing a strategic review of its cultivation capacity, the Company made the decision to list the Niagara facility for sale.  As a result of the decision to sell, the Company undertook impairment testing of the facility, its property, plant and equipment, and the intangible assets acquired from Newstrike Brands Ltd.  The Company determined that an impairment loss of $138.3M was required in Q2’20, nil in Q3’20.
  Impairment of goodwill – In the prior quarter, the Company recorded an impairment in goodwill of $111.9M, nil in Q3’20.
  Realization of onerous contract – The Company recorded a $3.0M realization as the result of an onerous contract which is currently the subject of litigation in Q2’20, nil in Q3’20.

When normalized for these non-recurring or non-cash expenses related to significant changes in market conditions, the company reports normalized operating expenses of $25.7M compared to $28.1M in Q2’20, and at its highest point of $46.9M in Q4’19. The 9% decrease quarter over quarter is the result of a decrease in legal and professional fees, travel and share based compensation, as the Company continues to reduce previous spending levels to refocus operations on becoming adjusted EBITDA positive.  The significant reduction since its peak in Q4’19 is also due to a reduction and refocusing of marketing related expenditures. When normalized for other non-cash expenses the company reports normalized operating expenses of $14.4M compared with $16.1M in Q2’20.

Adjusted EBITDA (in millions)	Q3’20	Q2’20	Q1’20	Q4’19	Q3’19
	$	$	$	$	$
Total net loss	(19.5)	(298.2)	(60.0)	(44.7)	(7.8)

Income taxes (recovery)	–	–	(6.0)	(18.2)	–
Finance expense (income), net	2.9	3.3	(0.1)	(1.3)	(1.1)
Depreciation, included in cost of sales	1.0	0.9	0.4	0.4	0.3
Depreciation, included in operating expenses	1.6	2.0	1.3	0.6	0.1
Amortization, included in operating expenses	0.3	1.7	1.7	1.4	0.1

Investment (gains) losses
Revaluation of financial instruments loss/(gain)	(5.0)	(2.7)	(0.3)	(0.5)	1.1
Share of loss from investment in joint venture	1.2	1.6	1.7	1.3	1.1
Unrealized loss/(gain) on convertible debentures	0.2	0.4	2.6	0.1	4.1
Unrealized loss on investments	0.3	6.6	1.7	–	0.3
Realized loss/(gain) on investments	1.2	0.2	–	0.2	–
Foreign exchange loss/(gain)	(2.4)	(0.6)	–	0.1	–

Non-cash fair value adjustments
Realized fair value amounts on inventory sold	9.3	5.4	6.7	7.3	4.7
Unrealized gain on changes in fair value of biological assets	(6.4)	(7.9)	(7.1)	(5.3)	(20.1)

Non-recurring expenses
Restructuring costs	0.9	0.3	3.7	–	–

Other non-cash items
Share-based compensation, included in operating expenses	6.2	7.9	8.2	10.2	8.2
Share-based compensation, included in cost of sales	0.4	1.0	0.2	0.9	0.4
Write-off biological assets and destruction costs	–	–	0.7	–	–
Write-off of inventory	–	–	2.2	–	–
Write down of inventory to net realizable value	0.2	16.1	23.0	19.3	–
Impairment loss on right-use-assets	–	0.5	0.7	–	–
Impairment loss on property, plant and equipment	0.2	31.6	–	–	–
Impairment of intangible assets	–	106.2	–	–	–
Impairment of goodwill	–	111.9	–	–	–
Recognition of onerous contract	–	3.0	–	–	–
Disposal of long-lived assets	3.2	0.5	–	–	–
Adjusted EBITDA	(4.3)	(8.5)	(18.7)	(28.2)	(8.5)

During Q3’20, the Company’s calculated adjusted EBITDA increased to ($4.3M), compared with ($8.5M). This represents a 50% increase. The Company remains focused on achieving positive adjusted EBITDA in the first half of fiscal 2021, dependent on the implication of COVID 19 on operations, store roll outs and customer demand.

Other Developments

Entry Into US Market

On April 15th, 2020 Molson Coors and HEXO announced the formation of joint venture to explore opportunities for non-alcohol hemp derived CBD beverages in Colorado.

Closes $57.5M Underwritten Public Offering

On May 21, 2020 HEXO closed a $57.5M underwritten public offering for the purchase and sale of 55,600,000 units and 8,340,000 over-allotment units. Each unit is comprised of one common share and one-half common share purchase warrant at an offering price of $0.90 per unit. The warrants have a five year-term and an exercise price of $1.05 per share.

Belleville Sales License
On June 1st, 2020 HEXO announced it had obtained its Health Canada license amendment for the sale of dried and fresh cannabis, cannabis extracts, cannabis topicals and edible cannabis products for its cannabis manufacturing and processing facility in Belleville, Ontario.  This license amendment also encompasses the expansion of the licensed area to include the beverage production area dedicated to the Truss/HEXO beverage division.  This license amendment will allow the Company to achieve greater economies of scale, expand roll out of 2.0 products and continue on its national expansion strategy.

Bulk Medical Product Launch
On June 3rd, 2020 HEXO announced the launch of a new 30 gram medical flower format for its popular high-THC strain, Tsunami, to HEXO’s medical clients.

Covid-19 Update

In the wake of the COVID-19 pandemic, authority has been relegated to provincial and territorial governments to determine if the sale of cannabis will be deemed as an essential service and under which mediums (instore and/or online) cannabis may be sold. The various provinces have taken different approaches but the consumer’s ability to access legal cannabis has been maintained.   As a trend, the marketplace has seen an overall increase in the sales during the month of March due to stockpiling, but there has also been an increase in consumer spending on recreational activities that can be enjoyed in the comfort of their homes.

Our company’s ability to meet the increase in demand would not have been possible without the dedication of the entire team at HEXO.  The company has implemented rigorous safety protocols to mitigate the potential exposure and provide as safe a work environment as possible.  Our team members have demonstrated incredible resolve to ensure we continue to execute at the highest levels and achieve operational excellence.  We remain vigilant and will continue to proceed with caution.

While we continue to operate during a pandemic, we continue to be cautious about future expectations.  Our plans to achieve Adj. EBITDA positive in the first half of fiscal 2021 will depend on the growth of retail stores in our two largest markets, Ontario and Quebec.  It is difficult to determine the timing of new licenses for new retails stores in Ontario and the build out of additional stores in Quebec.  We await additional information from the authorities of each Province and Territory.

The management’s discussion and analysis for the period and the accompanying financial statements and notes are available under the Company's profile on SEDAR at www.sedar.com and on its website at www.hexocorp.com.

Conference Call

The Company will hold a conference call, Thursday, June 11th, 2020 to discuss these results. Sebastien St-Louis, CEO, and Stephen Burwash, CFO, will host the call starting at 8:30 a.m. Eastern standard time. A question and answer period will follow management’s presentation

Date: June 11th, 2020
Time: 8:30 a.m. EST
Webcast: https://event.on24.com/wcc/r/2410089/16D0AEA8BB7F57BED3418A6AAFDD9AC0

For previous quarterly results and recent press releases, see hexocorp.com.

About HEXO Corp

HEXO Corp is an award-winning consumer packaged goods cannabis company that creates and distributes innovative products to serve the global cannabis market. The Company serves the Canadian adult-use markets under its HEXO Cannabis and Up Cannabis brands, and the medical market under HEXO medical cannabis. For more information please visit hexocorp.com.

Forward-Looking Statements

This press release contains forward-looking information and forward-looking statements within the meaning of applicable securities laws (“forward-looking statements”). Forward-looking statements are based on certain expectations and assumptions and are subject to known and unknown risks and uncertainties and other factors that could cause actual events, results, performance and achievements to differ materially from those anticipated in these forward-looking statements. Forward-looking statements should not be read as guarantees of future performance or results. Forward-looking statements in this press release include but are not limited to the Company’s statements with respect to management’s belief that certain expenses included in operating expenses are non-recurring and related to significant changes in market conditions and the refocus of its operations on becoming adjusted EBITDA positive.

A more complete discussion of the risks and uncertainties facing the Company appears in the Company’s Annual Information Form and other continuous disclosure filings, which are available on SEDAR at www.sedar.com and EDGAR at www.sec.gov. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward-looking statements as a result of new information or future events, or for any other reason.

Investor Relations:
Jennifer Smith
1-866-438-8429
invest@HEXO.com
www.hexocorp.com

Media Relations:
(819) 317-0526
media@hexo.com